OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

VOLAERO UAV & DRONES HOLDINGS CORP

14530 Biscayne Blvd
North Miami, FL 33181

volaerodrones.com

10000 shares of Common Share

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 400,000 shares of common shares ($400,000)

Minimum 10,000 shares of common shares ($10,000)

Company	Volaero UAV & Drones Holdings Corp.
Corporate Address	14530 Biscayne Blvd, Miami, FL 33181
Description of Business	A Professional Drone Service company with cutting edge Imagery and Data Technologies that provide our Clients with integrated end-to-end solutions.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$1.00/share
Minimum Investment Amount (per investor)	$200.00

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Volaero is a Professional Drone Services company that integrates cutting edge drone, imagery, and data processing technologies to provide its clients with "actionable analytics".

From flight mission planning to data processing, Volaero saves its clients time, money and resources, and boosts safety. We empower our clients to increase productivity, and find solutions that provide them the data they need to make better decisions, and compete in an ever increasing competitive environment.

INTRODUCTION

Combining over 150 years of team experience in telecommunications, cinema, broadcast, sales, digital & data processing, science, engineering, business development, management, and customer relations, the Volaero team has a mission to build a successful service business that provides clients with an integrated end-to-end Drone Technology Solution. This includes:

Consulting

Engineering

Piloting

Imagery Capture

Data Analytics

Reporting

at a cost effective price that the client is getting more data for less money.

MARKET CONTEXT

In "Drones Reporting for Work", published in 2016, Goldman Sachs, a bank, argued that drones are becoming "powerful business tools". It predicted that of the total of $100bn likely to be spent on both military and civilian drones between 2016 and 2020, the commercial segment would be the fastest-growing, notably in construction ($11.2bn), agriculture ($5.9bn), insurance ($1.4bn) and infrastructure inspection ($1.1bn). Oppenheimer, another bank, predicts that the commercial market "will contribute the majority of UAV industry revenues".

Volaero operates in this emerging market opportunity, and it was made possible by three developments. First, competition in the drone manufacturing space has made the machines cheaper, smarter, more reliable and capable than they were a few years ago. Second, the proliferation of drones in America prompted regulation from the Federal Aviation Administration (FAA) to allow commercial use by way of a set of Rules known as Part 107. Third, DJI the largest drone manufacturer in the world for consumers (70% market share) has started manufacturing higher end drones for commercial use.

Volaero is currently taking advantage of an expected early resistance to a new technology transfer that is the norm in such an evolving environment. We remove all the issues that a company has grappling with in this technology transfer. This includes:

Which drone should I buy ?

What can the drone do for me ?

What are the liability issues ?

What are the privacy issues ?

What camera or cameras should I use ?

Where do I get insurance ?

How do I get a pilot ?

What regulatory license or permissions are required ?

Where can I get my team trained ?

How do I maintain the equipment ?

What software should I use to process the data ?

How do I integrate the data into my systems ?

How do I get approval for restricted airspace ?

At Volaero we provide a full service solution to all the above at a reasonable price, and additionally integrate imagery sensing and processing technology solutions, that provide the customer with more and better data output in a digital medium at a fraction of the price.

OUR SOLUTION

The commercial drone industry is both growing and changing at a very rapid speed. At Volaero, we decided to concentrate and specialize on a few vertical markets and provide our clients with a turnkey solution in the following areas:

Real Estate Marketing,

2D Terrain Mapping,

3D Modeling,

Environmental Surveillance,

Thermal Inspections,

Construction Progress Monitoring,

Turf Health Management.

Infrastructure Inspections

Volumetrics

With Best Practices in mind we comply with all regulatory requirements and:

Use the right drone for the right job

Use the proper cameras sensor(s) for the job

Use the appropriate data processing sotware(s) for the job

Ensure proper insurance is in place

Safety first and mitigate risk

Maintain equipment properly

Plan the project and employ efficient processes

Use experienced pilots and log all flight missions

Maintain ongoing pilot training and upgrading skill sets

Increase efficiencies and lower costs

Provide secured data analytic reporting

We use a best crew for the entire job from mission planning to data processing. In each case we provide the answers to specific and often complex questions, which may require intermingling different types of data sets from sensors with multiple capabilities, such as RGB, NDVI, and thermal cameras depending on the application.

At the end of the day, we work closely with our clients and provide an all inclusive Drone Mission, Sensor Imagery Capture, Data Processing, and Integration, Technology Solution.

SUCCESSES

We started the Company in May 2016 as an idea and during the balance of 2016 set up our first base of operations in Miami, Florida. We put together a well rounded team of individuals that are passionate about the drone industry and their jobs and have one objective in mind to make this company successful.

We rented space at 14530 Biscayne Blvd. Miami FL, 33181, purchased office furniture, bought drone equipment, sensors, and licensed processing software, got FAA Part 107 licenses, insurance, FAA approvals, developed sales and marketing strategies, put a unique team together, and trained in providing the service to the market.

Starting without any clients and any revenues, from ground zero, a real startup, we were able to acquire clients, one-by-one, and are building a client base that is now also providing the company with repeat orders and referrals.

We have executed over 48 jobs to date, with a pipeline of 33 jobs still to execute on, from some very reputable companies that find our quality of work high, our prices reasonable, and our service delivery second to none. Although the company's revenues are still limited we see the client acquisition as a more important barometer since each client gained, through a substantial sales cycle, often has additional job recurring revenues and referral revenues.

COMPETITIVE LANDSCAPE

We view the competitive landscape for Professional Drone Services in the commercial space broken out both vertically and horizontally. There are many vertical markets such as 2D Terrain Mapping, and further horizontally broken out into high end (such as 50,000 acres), mid market (5,000 acres) and lower end (500 acres and under). We operate in each of our vertical markets in the lower to medium horizontal ranges. In these markets we find that the sales cycle is not too long to acquire a client, yet it still requires a level of expertise that we have the personnel, equipment, technology, and other combinations of administrative requirements and operational skills to service our clients and deliver our products.

We do not manufacture drones or develop drone software, but will work with the different manufacturers and developers to get the best and most advanced of all that's available in the marketplace. We believe that as a Technology Service Provider this is the best approach because then we are always using leading cutting edge technology available, and can remove this concern from our clients so that he does not need to continually research and invest capital in rapidly evolving technology.

Whilst there are some other drone service competitors entering the marketplace many of them are concentrating on other vertical markets, such as Aerial Photography, Cinematography, Search & Rescue, Law Enforcement, Public Safety, Security Surveillance, and Delivery Systems. The other competitors entering our vertical markets, are also not necessarily in the similar horizontal markets, nor do they have the infrastructure and robust skill sets to deliver a complete turnkey solution. We believe that we are unique in that we are able to round out the complete service product offerings to our target audience and deliver a high quality service at an affordable price.

At the end of the day, clients are looking for solutions and that is what we provide. A high quality end-to-end complex and sophisticated solution at an affordable price.

TEAM (see business deck)

Our founding team relies on a range of skill sets, backgrounds, and experiences that will drive the business forward.

SCOPE OF SERVICE & BUSINESS MODEL

Professional Drone Services is a new service industry. It is not about selling or leasing drone hardware or software but rather selling a “solution”. It is very difficult for a company or government department to cover the entire space from mission planning, licensing, authorizations, insurance, training pilots, drone flying, maintenance, outfitting different sensors, to data capture and data processing with multiple software processing platforms and systems integration. This is a melting pot of technology and there is too much to know and too much to do, to allow for a very specific information demand to be answered by a complex set of tools, to provide a clear and concise answer to the information demand. We at Volaero have developed, and continue to be updated with these emerging technologies, and take this immense challenge out of the client’s precious time and resource, and provide him with the required data sets at a fraction of the cost.

Our growth model is to continue to approach companies through an inside sales force and present to them our Drone Solution. We are building out a team of business development, sales, administrative personnel, pilots, service engineers, subject matter experts, data processors, and systems integrators, to service our local and national clients. Some of the administrative and processing functions can be centralized whilst other functions such as piloting can be decentralized, thus further scaling up at a lower cost using economies of scale and a centralized/decentralized hybrid operational environment. An advantage at Volaero is that all the service requirements to all clients will have a uniform set of standards, using same equipment, training and insurance, and data processing products across the board. It will make no difference if we service the same client for a job in Californian or in Florida, he will get the same service quality results.

Consistency and uniformity in the delivery of an emerging technology solution is an important factor to satisfy our ongoing and changing client’s demands. The demands can change but the delivery will be consistent.

FUTURE STATE

The fastest growing part of the drone industry is the commercial market. Although to date the military accounted for 90% of the market and the commercial 10%, Gartner estimates that by 2020 it will be the reverse. The commercial market will account for 90% of the market and the military 10%. And the industry will grow to about $80bn over the next five years.

Whilst the first commercial use of drones (and still the main use for consumers) was to act as flying cameras, the emerging commercial use of drones is to “payload” the drone with different imagery sensors and capture different sets of data with RGB, Thermal, NDVI, Laser and other imaging sensors. By combining these imagery data sets and processing them to achieve specific data results, the data sets can then be used by companies to yield a higher commercial output sooner, safer, and at a lower cost. We look at this process as Economics 101. Raw competition will dictate creating more, better, sooner and for less cost. We see this evolution as a necessity by Corporate America and not a luxury, and as soon as one company competing in its market space adopts, incorporates, and embraces this technology in its daily processes, then every competing company in that space must do the same in order to remain in business and compete. We foresee 2017 as the year that Corporate America educates itself how to incorporate drone technology, and 2018 and onwards as the years that drone technology mushrooms throughout the United States.

Although, there are still some regulatory issues that need to be resolved at the regulatory level in order for Commercial Drone capabilities to be fully exploited such as flying "beyond line of sight", these restrictions will over time become more relaxed by the FAA as regulation is put in place, and Volaero will be there at the right time and place to capitalize on the possibilities that present themselves.

We are excited about the current and future market opportunities, and it is our objective to be at the forefront of this drone technology transfer revolution, and build a successful Professional Drone Service Business for Corporate America over the next 5 to 10 years.

The team

Officers and directors

Charles Zwebner	CEO / Director

Charles Zwebner
Founder, CEO, & Director of VolAero Drones since May, 2016, Charles Zwebner is an entrepreneur and early stage visionary with over 25 years of experience in the telecommunications and technology sectors. He has the ability to identify opportunities and build successful businesses from startups to maturity. His strategic skill sets of product development, business and marketing strategy, and corporate building and leadership, earned him the Ernst & Yonge 2006 Canadian Entrepreneurship Award-of-the-Year in the Technology Sector. Founder and former President, CEO and Chairman of the Board for Yak Communications, Inc. (NASD:YAKC), leading the company to 800,000 customers, making it the largest alternative long-distance provider in Canada. Yak Communications afforded early stage investors a 20X return. Part 107 Remote Pilot in Command Certified, and also a Solo Pilot single engine aircraft. Charles Zwebner is an Investor Member of the Miami-Dade Beacon Council Aviation Committee, and part of the lead team for the Drone Subcommittee for economic development and job growth in Miami-Dade. Charles is also President and CEO of Cipher Alliance, a global Business Process Outsourcing (BPO) and Call Center services organization headquartered in Miami, Florida, since May of 2014.

Number of Employees: 8

Related party transactions

The Company has an expense reimbursement agreement with an entity under common control of the Company's CEO and majority shareholder. These expenses generally consist of salaries and related benefits paid to shared corporate personnel, rent, data processing services, and other corporate facilities costs. The related entity provides administrative, accounting, and other services to the Company. No direct costs are incurred by the Company with respect to salaries and wages, related taxes, or employee benefits. Actual costs, in addition to monthly lease payments in the amount of $7,322, are invoiced to the Company by the related entity and paid on a monthly basis. The Company also guarantees that a ratable portion of the accrued compensated absences due to shared employees will be reimbursed to the related party entity. As of December 31, 2016, a total of $4,842 in accrued vacation was recognized and recorded as a related-party payable. During 2016, total expenses recognized by the Company under the expense reimbursement agreement to the related party included $109,888 of salaries and wages, $42,760 of lease costs, and $29,955 of employee benefits. As of December 31, 2016, $6,295 was due and payable to the related entity and is included in accounts payable. The Company's CEO has advanced the Company funds to finance operations and paid various expenses on behalf of the Company since inception. As of December 31, 2016, the Company is indebted to the CEO in the amount of $121,072. This amount is payable upon demand and is non-interest bearing. The Company also has a access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit limit of $400,000. During 2016, the Company had utilized draws in the amount of $230,000, which accrue interest at the prime rate. As of December 31, 2016, nominal interest was incurred on the balance and an aggregate of roughly $230,000 was due & payable upon demand of the shareholder.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Factors** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. Material factors that make an investment in VolAero UAV & Drones Holdings Corp. speculative or risky: An investment in the Common Stock involves a high degree of risk and should be considered only by persons who can afford to lose their entire investment and who have no need for liquidity in their investment. You should consider the risk factors described below, together with all of the other information in this

Offering, before you decide to invest in the Common Stock. The risk factors described below are not intended to be an exhaustive list of the general or specific risks involved, but to identify certain risks that we currently foresee. Additional risks and uncertainties that are not yet identified or that we currently consider to be immaterial may also materially adversely affect our business and financial condition in the future. Any of the risks described in this Offering could materially adversely affect us and could result in a complete loss of an investment in the Common Stock. To the extent that any of the information contained in this Offering constitutes forward looking statements, the risk factors set forth below are cautionary statements identifying important factors that could cause the actual results of the Company for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

- **We have limited operating history, which makes it difficult to evaluate our prospects.** We are a newly formed business company entering into this new business. Because of this limited operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our business are unproven. As a result of this limited operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in a rapidly evolving market.
- **We cannot predict our success.** We believe that the rapidly changing market in which we operate makes it impossible to predict the extent of our overall success. We may not be able to achieve favorable operating results or profitability or generate sufficient cash flow to support our business internally and to make distributions to the shareholders.
- **Product development is a long, expensive and uncertain process.** The development of both UAV software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making investments in research and development relating to our products and services, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations.
- **Successful technical development of our products does not guarantee successful commercialization.** We may fail to achieve commercial success for a number of reasons, including, among others, the following: • failure to obtain the required regulatory approvals for their use; • prohibitive production costs; • competing products; • lack of product innovation; • unsuccessful distribution and

marketing through our sales channels; • insufficient cooperation from our supply and distribution partners; and • product development that does not align with or meet customer needs. Our success in the market for the products and services we develop will depend largely on our ability to properly demonstrate their capabilities. Upon demonstration, our platform of systems may not have the capabilities they were designed to have or that we believed they would have. Furthermore, even if we do successfully demonstrate our products' capabilities, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products we develop. As a result, significant revenue from our current and new product investments may not be achieved for a number of years, if at all.

- **If we fail to protect our intellectual property rights, we could lose our ability to compete in the marketplace.** Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. Patent protection can be limited and not all intellectual property can be patented. We expect to rely on a combination of patent, trademark, copyright, and trade secret laws as well as confidentiality agreements and procedures, non-competition agreements and other contractual provisions to protect our intellectual property, other proprietary rights and our brand. Our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by employees or competitors. Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to our technologies and products, which could result in decreased revenues. Litigation may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and substantial diversion of management attention. If we do not adequately protect our intellectual property, our competitors could use it to enhance their products. Our inability to adequately protect our intellectual property rights could adversely affect our business and financial condition, and the value of our brand and other intangible assets. Other companies may claim that we infringe their intellectual property, which could materially increase our costs and harm our ability to generate future revenue and profit. We do not believe that our technologies infringe on the proprietary rights of any third party, but claims of infringement are becoming increasingly common and third parties may assert infringement claims against us. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the trade secrets, patent position or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether. We may incur substantial product liability claims relating to our products. As a manufacturer of UAV products, and with aircraft and aviation sector companies under increased scrutiny, claims could be brought against us if use or misuse of one of our UAV products causes, or merely appears to have caused, personal injury or death. In addition, defects in our products may lead to other potential life, health and property risks. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources. We are unable to predict if we will be able to obtain or maintain product liability insurance for any products that may be approved for marketing. Our financial condition and results of operations will significantly rely on management.

- **The shareholders of the Company will have limited control over or influence in the management of the Company, which will be under the substantial control of the management of the Company.** Successful operations and investments of our business will be dependent in major part upon the operating and management skills of our management. The loss of the services of our President and Chief Executive Officer, Charles J. Zwebner, or any other person of our management team, would have a material adverse impact on our ability to realize our objectives, which may adversely affect the Company's financial condition and results of operations.
- **We may not be able to raise capital as needed to maintain our operations.** We may need to raise additional funds to support all of our strategies. Additional financing may not be available to us on favorable terms, if at all. If we cannot raise needed funds on acceptable terms, the Company may not be able to develop its business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial condition and results of operations. We may also require additional capital for general working capital purposes. If we cannot raise needed funds on acceptable terms, we may not be able to develop our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, financial condition and results of operations. In addition, our actual funding requirements may be greater than anticipated if certain assumptions turn out to be incorrect. Therefore, you should consider our estimates in light of the following facts: • the estimated funding requirements may not reflect sufficient contingency amounts and increase, perhaps substantially, if the Company is unable to generate revenues in the amount and within the time frame expected or if the Company has unexpected cost increases; and • the Company faces many challenges and risks.
- **The assumptions made in the Business Plan and Presentation Deck are subject to numerous risks and uncertainties and are inherently speculative and subject to change.** Any financial projections of our future operations presented in a format are prepared by management for internal budgeting purposes. Management has made various assumptions upon which these projections are based. These

assumptions, and the projections themselves, are considered by management to be reasonable, but future events and operating results are not subject to accurate projections. The objective of the financial projections is to provide management's estimates of future financial results assuming one or more hypothetical or stipulated events occur. Accordingly, prospective investors should be aware that these projections and the underlying assumptions constitute "forward-looking statements" and are subject to all of the caveats set forth under the caption "A Note About Forward Looking Statements." NO REPRESENTATION OR WARRANTY IS TO BE INFERRED FROM THESE PROJECTIONS. INVESTORS ARE THEREFORE URGED TO CONSULT WITH THEIR OWN ADVISORS (WHOSE VIEWS MAY DIFFER FROM THOSE DESCRIBED IN OUR PROJECTIONS) WITH RESPECT TO OUR ASSUMPTIONS AND OUR RESULTANT PROJECTIONS.

- **The Company faces significant competition.** We may not be able to successfully compete in our market, which could result in a failure to implement our business strategy, adversely affecting our ability to attract potential customers. Significant price competition would reduce the returns realized by the shareholders' investments. Many of our competitors have greater financial resources to devote to marketing their properties and may be able to respond more quickly to changes in buyers' requirements. There can be no assurance that we will be able to compete successfully in this environment. If we do not adapt to effectively compete in such a highly competitive environment, such competitive factors could have an adverse effect on our business which, as a result, may adversely affect our financial condition or results of operations.
- **Changes in general economic and business conditions, internationally, nationally and in the markets in which we operate, could have an adverse effect on our business, financial condition or results of operations.** Our operating results may be subject to factors which are outside of our control, including changes in general economic and business conditions, internationally, nationally and in the markets in which we operate. Such factors could have a material adverse effect on our business, financial condition or results of operations. In addition, disruptions in the credit and financial markets, declines in consumer confidence, increases in unemployment, declines in economic growth and uncertainty about corporate earnings could have a significant negative impact on the U.S. and global financial and credit markets and the overall economy. Such events could have an adverse impact on financial institutions resulting in limited access to capital and credit for many companies. Furthermore, economic uncertainties make it very difficult to accurately forecast and plan future business activities. Changes in economic conditions, changes in financial markets, deterioration in the capital markets or other factors could have an adverse effect on the financial position, revenues, results of operations and cash flows of the Company.
- **Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.** The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and

evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with key vendors and partners that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

- **Our products are subject to regulations of the Federal Aviation Administration (the "FAA").** On June 21, 2016, the FAA announced it has finalized the first operational rules for routine commercial use of small UAS, known as (part 107) which for purposes of the regulations are unmanned aircraft weighing less than 55 pounds that are conducting non-hobbyist operations. These rules went into effect during August 2016 following the FAA announcement. Our future results may be affected by various legal and regulatory proceedings and legal compliance risks, including those involving product liability, antitrust, intellectual property, environmental, regulations of the FAA, the U.S. Foreign Corrupt Practices Act and other anti-bribery, anti-corruption, or other matters. The outcome of these legal proceedings may differ from our expectations because the outcomes of litigation, including regulatory matters, are often difficult to reliably predict. Various factors or developments can lead us to change current estimates of liabilities and related insurance receivables where applicable, or make such estimates for matters previously not susceptible of reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on our results of operations or cash flows in any particular period.
- **There is no public market for our Common Stock.** We cannot assure you that a public market for our securities will develop. We have not registered the sale of the Common Stock under the Securities Act or any state securities laws. The Common Stock is highly illiquid, have no current or anticipated future public market and are not transferable except in accordance with the Securities Act. You may be required to retain the investment in our securities indefinitely. Each Purchaser of the Common Stock is required to represent that the Common Stock are being acquired for their own account, for investment purposes only, and not with a view to resale. Consequently, the Common Stock may not be resold or otherwise transferred unless they are subsequently registered under applicable securities laws or an exemption therefrom is available. In view of these and other limitations to the transfer of the Common Stock as described herein, the

Common Stock should be considered an illiquid investment which may need to be held indefinitely.

- **The use of proceeds of this Offering may be altered.** We expect to use the net proceeds of the Offering for the purposes described herein. From time-to-time, the Company will evaluate the use of its cash to determine whether the current application should be changed. As a result, the use of such funds may be materially changed. The Company will have significant discretion in applying the net proceeds of this Offering. The failure of the Company to apply such funds effectively could have a material adverse effect on our business, prospects, financial condition and results of operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- charles zwebner, 64.32% ownership, Common Shares

Classes of securities

- Common Shares: 5,053,033

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, par value $0.0001 per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights (*include if applicable*)

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The company has established its base of operations and started executing on a sales and marketing plan. The sales cycle is slow, because it takes time to present to potential clients and obtain service contracts for drone operation jobs. But revenues have started and are increasing progressively over time. The finances of the company have been provided to date by shareholder equity and loans and will continue on a limited basis until such time that the proposed herein financing is in place.

During 2016, the Company primarily focused on its organizational structure, sourcing employees, obtaining licenses and regulatory approvals, and developing its drone fleet and marketing strategies. The primary launch of its marketing campaign and services began subsequent to period end. The Company has generated nominal revenue to the end of 2016 and, at present, is buildings its service and customer base to expand its network and better serve its clients in South Florida and the Greater Miami area.

Services revenue for the period May 19, 2016 (inception) to December 31, 2016 totaled $2,250.

Operating expenses for the period May 19, 2016 (inception) to December 31, 2016 totaled $296,023. The bulk of the operating expenses were for personnel-related costs. $109,888 for wages, $29,955 for employee benefits and $66,333 for professional fees.

In fiscal 2017 our expenses average approximately $30,000 a month for operations and $10,000 per month in marketing expenditures, for a total of approximately $40,000 per month in expenses. We have recorded sales to about 40 customers, as of June 27, 2017.

We believe that our revenues year to date as of June 27, 2017 are approximately $50,000.

Financial Milestones

The company started it's sale and marketing activities in January 2017. We started the year with zero clients and zero jobs and after 6 months have already achieved over 40 contracted clients with 75 jobs to date and are growing very rapidly. Our revenue per job ranges from $300 at the lower end to approximately $5,000 at the higher end. We have over 5,200 potential clients to date, whom we have had contact with and have expressed interest in our solutions. We hopefully anticipate that they will contract us to perform a flight mission when a job presents itself to them.

Liquidity and Capital Resources

On 8/28/17, the company closed on a Regulation Crowdfunding capital raise through the platform NetCapital and raised a total of $53,000. Based on current projections, if the company raises the maximum amount it will be able to fund itself for 12 months.

The Company's activities are subject to securing additional funding to finance operations which are currently being financed by the majority shareholder and a TD Bank line of credit, and the previous equity crowdfunding campaign. In addition to this campaign, the Company may use any additional capital source available to it in the future, including equity offerings, debt, shareholder contributions, crowdfunding campaigns, and any other methods that may be available to the company.

Indebtedness

The Company's CEO has advanced the Company funds to finance operations and paid various expenses on behalf of the Company since inception. As of December 31, 2016, the Company is indebted to the CEO in the amount of $121,072. This amount is payable upon demand and is non-interest bearing. The Company also has a access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit limit of $400,000. During 2016, the Company had utilized draws in the amount of $230,000, which accrue interest at the prime rate. As of December 31, 2016, nominal interest was incurred on the balance and an aggregate of roughly $230,000 was due & payable upon demand of the shareholder.

Recent offerings of securities

- 2017-08-28, Section 4(a)(6): Title III - Regulation Crowdfunding, 53033 Common Shares. Use of proceeds: Working Capital

Valuation

$5,053,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$400,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$24,000
Credit Card Fee's (4% total fee)	$400	$16,000
Net Proceeds	$9,000	$360,000
Use of Net Proceeds:		
Equipment	$0	$50,000
Marketing	$0	$30,000
Working Capital	$9,000	$280,000
Total Use of Net Proceeds	$9,000	$360,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $400,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $400,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $360,000 over the course of that time as follows:

Equipment: new state-of-the-art drones, cameras, and processing software.

Marketing: increase inbound & outbound sales center capacity.

Working Capital: to provide sufficient working capital to cover monthly burn until company is generating positive cash flow.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report: Once posted, the annual report may be found on the issuer's web site at: www.volaerodrones.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VOLAERO UAV & DRONES HOLDINGS CORP

[See attached]

VolAero UAV & Drones Holdings Corp.

A Florida Corporation

Consolidated Financial Statements (Unaudited)

and

Independent Accountant's Review Report

December 31, 2016

TABLE OF CONTENTS

F&A

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors, Shareholders and Management
Volaero UAV & Drones Holdings Corp.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Volaero UAV & Drones Holdings Corp. (a Florida corporation), which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (May 19, 2016) through December 31, 2016, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the consolidated financial statements, Volaero UAV & Drones Holdings Corp. has generated losses from inception, relies on outside sources and management to fund operations, and is not cashflow positive. Accordingly, substantial doubt is raised about Volaero UAV & Drones Holdings Corp.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 23, 2017

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

VolAero UAV & Drones Holdings Corp.
Consolidated Balance Sheet
December 31, 2016
(unaudited)

ASSETS

		December 31, 2016
Current Assets:		
Cash	$	-
Accounts receivable, net		100
Total current assets		100
Property, plant and equipment, net		84,732
Other Assets		
Deposits		16,364
Total other assets		16,364
Total Assets	$	101,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Bank overdraft	$	1,358
Accounts payable and accrued expenses	$	42,039
Line of credit payable		230,000
Loan payable - related party		121,072
Total current liabilities		394,469
Commitments & Contingencies		-
Stockholders' Equity:		
Common stock, $.0001 par value; 10,000,000 shares authorized, 5,000,000 issued and outstanding		500
Additional paid-in capital		-
Accumulated deficit		(293,773)
Total Stockholders' Equity		(293,273)
Total Liabilities & Stockholders' Equity	$	101,196

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Operations
May 19, 2016 (inception) to December 31, 2016
(unaudited)

		Period from inception to December 31, 2016
Service revenue	$	2,250
Total revenue		2,250
Expenses:		
Salaries & wages		109,888
Advertising & marketing		6,040
Professional fees		66,333
Rent & facility costs		42,760
Depreciation		4,078
Employee benefits		29,955
Repairs & maintenance		8,036
Insurance		2,463
General and administrative		26,470
Total operating expenses		296,023
Net loss from operations & before provision for income tax		(293,773)
Provision for income taxes		-
Net loss	$	(293,773)
Loss per common share	$	(0.06)
Weighted average number of shares outstanding - Basic and fully diluted		5,000,000

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Stockholders' Equity
May 19, 2016 (inception) to December 31, 2016
(unaudited)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance - May 19, 2016 (inception)	-	-	-	-	-
Common stock issued	5,000,000	500			**500**
Net Loss				(293,773)	**(293,773)**
Balance - December 31, 2016	**5,000,000**	**500**	-	**(293,773)**	**(293,273)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Cash Flows
May 19, 2016 (inception) to December 31, 2016
(unaudited)

		Period from inception to December 31, 2016
Cash flows from operating activities:		
Net loss	$	(293,773)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense		4,078
Change in assets and liabilities		
Accounts payable and accrued expenses		42,039
Security deposit		(16,364)
Accounts receivable		(100)
Net cash used by operating activities		(264,120)
Cash flows from investing activities:		
Purchase of PP&E		(88,810)
Net cash used by investing activities		(88,810)
Cash flows from financing activities:		
Proceeds from sales of common stock		500
Bank overdraft		1,358
Proceeds from line of credit		230,000
Proceeds from related-party loans		232,194
Repayments of related-party loans		(111,122)
Net cash provided by financing activities		352,930
Net increase (decrease) in cash		-
Cash at beginning of period		-
Cash at end of period	$	-
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization & Nature of Business

VolAero UAV & Drones Holdings Corp. ("VolAero" or "the Company") was incorporated on May 19, 2016 in the state of Florida. VolAero provides cutting edge drone, imagery, and data processing technologies to provide its clients and customers with fast, accurate, and reliable data, enabling them to develop timely and actionable analytics while saving time, money, and resources and empowering them to better manage their affairs and compete in an ever-increasing competitive environment. The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, VolAero UAV Imaging Services, Inc. (collectively, "VolAero").

During 2016, the Company primarily focused on its organizational structure, sourcing employees, obtaining licenses and regulatory approvals, and developing its drone fleet and marketing strategies. The primary launch of its marketing campaign and services began subsequent to period end. The Company has generated nominal revenue to date and, at present, is buildings its service and customer base to expand its network and better serve its clients in South Florida and the Greater Miami area. The Company's activities are subject to significant risks & uncertainties, including failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary corporation (VolAero UAV Imaging Services, Inc., a Florida corporation), after elimination of all material intercompany accounts, transactions, and profits.

These financial statements include all adjustments, including normal recurring items, which are considered necessary for a fair presentation fo the consolidated financial position as of December 31, 2016 and the results of operations from May 19, 2016 (inception) through December 31, 2016.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

Persuasive evidence of an arrangement exists;
Services have been rendered;
The fee for the arrangement is fixed or determinable; and
Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—The Company documents all terms of an arrangement in a written agreement with the customer prior to beginning work.

Services Have Been Performed—The Company performs all services prior to recognizing revenue. Typically, all drone-service related services are completed at the time the work product has been prepared.

The Fee for the Arrangement Is Fixed or Determinable—Prior to recognizing revenue, a customer's fee is either fixed or determinable under the terms of the written service agreeement.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Collectability is reasonably reassured given the Company generally collects its final payment prior to the final release of its work product.

Property & Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office Furniture - 7 years
Drone Equipment - 5 years
Office Equipment - 5 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Common Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options and restricted stock awards. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. No other common stock equivalents that would be considered dilutive or anti-dilutive were oustanding as of December 31, 2016.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Accounts Receivable & Allowance for Doubtful Accounts

For trade receivables, the allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Company could be adversely affected. As of December 31, 2016, management had identified no accounts where recoverability was in question, therefore no allowance for doubtful accounts was established.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of December 31, 2016, the Company's cash and cash equivalents were deposited primarily in one financial institution.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2. ACCOUNTS RECEIVABLE & OTHER ASSETS

As of December 31, 2016, the Company had $100 in trade receivables outstanding. Historically, the Company has not experienced difficulty in collection or experienced a general adverse credit environment and, as such, no allowance for doubtful accounts has been established as of December 31, 2016.

The Company has deposits in the amount of $16,364 related to its last 2 months lease payments and a $1,250 security deposit with an entity under common control of the Company's CEO (See Note 7)

Note 3. PROPERTY, PLANT AND EQUIPMENT (NET)

	December 31, 2016
Office Furniture and Equipment	45,313
Drone Equipment and Accessories	43,497
Gross Propetry, Plant, & Equipment	88,810
Less: Accumulated Depreciation	(4,078)
Net Property, Plant, & Equipment	$ 84,732

For the period ended December 31, 2016, the Company recorded $4,078 in depreciation expense.

Note 4. INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2016	
Statutory federal income tax rate	35	%
State income taxes, net of federal taxes	5.5	%
Valuation allowance	(40.5)	%
Effective income tax rate	-	%

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $290,000 to reduce future federal taxable income, which begins to expire in the year 2036. The Company is also subject to corporate taxes in the State of Florida which has similar net operating loss carryover provisions which start to expire in the year 2036. The Company recognized an increase in its deferred tax asset and related valuation allowance in the amount of roughly $117,000, resulting in deferred tax balance of $nil, net of a valuation allowance of $117,000.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All of the Company's open tax years beginning in tax year 2016 are subject to federal and state tax examinations and the Company is current on its federal and state tax filing obligations.

Note 5. STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2016 the Company has 10,000,000 authorized shares of common stock with a par value of $.0001, of which 5,000,000 are issued and outstanding.

During 2016, the Company received aggregate proceeds in the amount of $500 related to the issuance of shares to its founding shareholders.

Note 6. LEASES & COMMITMENTS

The Company leases its administrative offices on a month-to-month basis from a related party corporation that is under common control of the Company's CEO. Total rent paid to the entity was $42,760 during the period from inception through December 31, 2016. No future minimim lease payments are required to be paid by the Company, although the Company reasonably expects these payments to continue through June 2019 in the amout of $7,322 per month. (See Note 7).

Note 7. RELATED PARTY TRANSACTIONS

The Company has an expense reimbursement agreement with an entity under common control of the Company's CEO and majority shareholder. These expenses generally consist of salaries and related benefits paid to shared corporate personnel, rent, data processing services, and other corporate facilities costs. The related entity provides administrative, accounting, and other services to the Company. No direct costs are incurred by the Company with respect to salaries and wages, related taxes, or employee benefits. Actual costs, in addition to monthly lease payments in the amount of $7,322, are invoiced to the Company by the related entity and paid on a monthly basis. The Company also guarantees that a ratable portion of the accrued compensated absences due to shared employees will be reimbursed to the related party entity. As of December 31, 2016, a total of $4,842 in accrued vacation was recognized and recorded as a related-party payable. During 2016, total expenses recognized by the Company under the expense reimbursement agreement to the related party included $109,888 of salaries and wages, $42,760 of lease costs, and $29,955 of employee benefits. As of December 31, 2016, $6,295 was due and payable to the related entity and is included in accounts payable.

The Company's CEO has advanced the Company funds to finance operations and paid various expenses on behalf of the Company since inception. As of December 31, 2016, the Company is indebted to the CEO in the amount of $121,072. This amount is payable upon demand and is non-interest bearing.

The Company also has a access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit limit of $400,000. During 2016, the Company had utilized draws in the amount of $230,000, which accrue interest at the prime rate. As of December 31, 2016, nominal interest was incurred on the balance and an aggregate of roughly $230,000 was due & payable upon demand of the shareholder.

Note 8. BASIS OF REPORTING - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $294,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to increase its revenue and customer base, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 9. SUBSEQUENT EVENTS & DATE OF MANAGEMENT'S REVIEW

The Company evaluated subsequent events through June 23, 2017, the date these financial statements were available to be issued, and identified the following:

During March 2017, the Company entered into a UAS Flight Services Agreement with a building and land inspection service to perform various unmanned aerial systems services for a period of 3 years.

Note 10. ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense totaled $6,040 for the period from inception through December 31, 2016.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

VolAero Drones is pending **StartEngine Approval.**


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VolAero Drones

Cutting edge drone services company.

Small OPO · North Miami, FL · Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Drone Laser Imaging (LiDar) Inspections


GEODETICS
VOLAERO

Thermal Building Inspection Using Drone

Take Flight with VolAero Drones

Invest in VolAero

VolAero is a professional drone services company (www.volaerodrones.com) that integrates cutting-edge drone technology, imagery, and data processing to provide our clients with *"actionable analytics"*.

From flight mission planning to data processing, we save our clients time, money and resources, all while boosting safety. We empower our clients to increase productivity and find solutions that provide them with the data they need to make better decisions and ultimately become trailblazers within their competitive marketplace.


STOP

When you make the decision to invest in VolAero, you aren't just investing in a high-tech professional drone services company, but you are investing in a stellar team that has over 150 years of combined experience in telecommunications, cinema, broadcast, sales, digital & data processing, science, engineering, business development, management, and customer relations. The VolAero team has a mission to build a successful service business that provides clients with an integrated end-to-end Drone Technology Solution.

If you are passionate about drones and are as confident in the future of drone technology as we are, please join us! ***We would be honored to have you join our team as an investor***. We know the future of drone technology has no ceiling -- ***let's take flight together!***

Investment
$1/ Common Share | When you invest you are betting the company's future value will exceed $5.4M.

Drones overall will be more impactful than I think people recognize, in positive ways to help society. –– Bill Gates.

How High We Have Flown

We started VolAero in May 2016 with a vision to create the most innovative professional drone services company on the planet. We then quickly built up our first base of operations in Miami, Florida. From there, we started putting together a well-rounded team of individuals that are passionate about the drone industry and gave them jobs with just one objective -- make this company successful.

We rented space at 14530 Biscayne Blvd. Miami FL, 33181, purchased office furniture, bought drone equipment, sensors, and licensed processing software, got FAA Part 107 licenses, trained on flying drones and capturing data, obtained triple AAA insurance, FAA approvals, developed sales and marketing strategies.

We started without any clients nor revenue. We built our company, with our bare hands, from ground zero. We are a real startup. We have worked to acquire clients, one-by-one, and are building a client base that is now also providing the company with repeat orders and referrals.

We have executed over 80 jobs to date (*with 30+ jobs in the pipeline to get started on*) and have conversed through our sales center with over 5,000 companies interested in engaging our services when a job becomes available. We are working with some very reputable companies that find our quality of work high, our prices reasonable, and our service delivery second to none. Although the company's revenues are still limited we see the client acquisition as a more important barometer since each client gained, through a substantial sales cycle, often has additional job recurring revenues and referral revenues.

Drone Stockpile Measurement - Volumetrics



Ocean Club Resort - Lifestyle Marketing Video



See The World From an Eagle's Perspective - Acqualina Resort Miami



Thermal Drone Tracking Pythons - Everglades


VOLAERO

Wetland Aerial Survey - Everglades



Our Service

At VolAero, we use the best crew for the entire job -- from mission planning to data processing. In each case, we provide the answers to specific and often complex questions, which may require intermingling different types of data sets from sensors with multiple capabilities, such as RGB, NDVI, LiDar, and thermal cameras depending on the application. At the end of the day, we work closely with our clients providing an all-inclusive Drone Mission that is an integrated technology solution.

The commercial drone industry is both growing and changing at a rapid pace. At VolAero, we decided to concentrate and specialize on a few vertical markets and provide our clients with valuable easy to implement solutions in areas like Real Estate Marketing, 2D Terrain Mapping, 3D Modeling, Environmental Surveillance, Thermal Inspections, Construction Progress Monitoring, Turf Health Management, Infrastructure Inspections and Volumetrics.

With best practices and safety always at the top of mind we comply with all regulatory requirements. When a client works with us, they can find comfort in knowing that we always use the right drone for the right job. We use the proper camera sensors, appropriate data processing software, and analytics. We always ensure proper insurance is in place before we start a job. And, we never go into a job without actively thinking about safety and risk mitigation. Not to mention, we use experienced pilots every time and log all flight missions. We also maintain ongoing pilot training to actively upgrade our pilots skill-sets.



CONSTRUCTION MONITORING



ENVIRONMENTAL SURVEILLANCE



THERMAL INSPECTION



INFRASTRUCTURE INSPECTION

We can assist in building surveys, building inspections, monitoring, before and after progress shots and more. Protect employees by using drones to see the unseen.



REAL ESTATE MARKETING

Aerial photography/video shows potential buyers more dramatic, compelling images with a variety of details and together with 360° Virtual Tour opens your location or services to the online public in a detailed and fast-loading virtual reality environment.

We provide the perfect tool for conducting a visual profile without disturbing the subject matter and the ability to capture detailed images of wild life or research.



STOCKPILE *VOLUMETRICS*

Using VolAero's Unmanned Aerial Systems and capturing aerial images, processing data using photogrammetry and computing stockpile volumes is quick, safe and significantly less expensive than traditional survey and measurement methods.

There are many significant economic and environmental advantages that we provide with inspections of roof and power lines through thermal inspection.



MAPPING & SURVEYING

VolAero provides an integrated end-to-end Geographical Information System solution. The reliable collection of high quality aerial imagery allows the specialist the ability to gather aerial imagery faster, more accurately and cost effective than other methods.

With the intensive reporting that is provided we give our clients real time awareness and ensure the safety of the facilities which is instrumental to your success.



PRECISION AGRICULTURE

Our professional team of insured and FAA compliant pilots are trained to provide top quality aerial videography and photography. Turf and tree plant health can be detected at an early stage providing immense savings opportunities to farmers

---

What does tomorrow look like for the professional drone services industry?

As reported in "Inside Unmanned Systems", (April/May 2017 edition, Page 14), the fastest growing part of the drone industry is the commercial market. While to date the military accounts for 90% of the market and the commercial accounts for 10%, The Teal Group 2016 World Civil UAS Market Profile and Forecast estimates that by 2025 it will be the opposite. The commercial market will account for 90% of the market and the military 10%, and the industry will grow to about $65B over the next eight years.

While the first commercial use of drones (and still the main use for consumers) was to act as flying cameras, the emerging commercial use of drones is to “payload” the drone with different imagery sensors and capture different sets of data with RGB, Thermal, NDVI, Laser and other imaging sensors. By combining these image data sets and processing them to achieve specific data results, the data sets can then be used by companies to yield a higher commercial output sooner, safer, and at a lower cost.

We look at this process as Economics 101. Raw competition will dictate *creating more*, better, sooner and for less cost. We see this evolution as a necessity by Corporate America and not a luxury. As soon as one company adopts this technology successfully, all other competing companies in its space will do the same in order to remain in business and compete. We foresee 2017 as the year that Corporate America educates itself on how to incorporate drone technology.

Although, there are still some regulatory issues that need to be resolved in order for Commercial Drone capabilities to be fully exploited -- such as flying “beyond line of sight” -- these restrictions will over time become more relaxed by the FAA, as regulation is put in place -- and VolAero will be there at the right time and place to capitalize on the opportunities that present themselves.

We are excited about the current and future market opportunities, and it is our objective to be at the forefront of this drone technology transfer revolution, and build a successful Professional Drone Service Business for Corporate America over the next 5 to 10 years.

Using Drones - Environmental Purposes



Real Estate Marketing - Dollhouse Integration



The Professional Drone Services Industry & Market

Professional Drone Services is a new service industry. It is not about selling or leasing drone hardware or software but rather selling a *“solution”*. It is very difficult for a company or government department to cover the entire space from mission planning, licensing, authorizations, insurance, training pilots, etc. The entire drone industry is a melting pot of technology and there is too much to know and too much to do. We at Volaero have developed, and continue to update our service process with these emerging technologies, and take this massive challenge out of our client’s hands.

We do not manufacture drones or develop drone software, but will work with the different manufacturers and developers to get the best and most advanced technology available in the marketplace. We believe that as a technology service provider this is the best approach because then we are always using the latest technology available, and can remove this concern from our clients so they can avoid strenuous research and the large investment of capital that comes with rapidly evolving technology.

While there are some other drone service competitors entering the marketplace, many of them are concentrating on other vertical markets, such as Aerial Photography, Cinematography, Search & Rescue, Law Enforcement and Security Surveillance. The other competitors entering our vertical markets, are also not necessarily in the same horizontal markets, nor do they have the infrastructure and robust skill sets to deliver a complete turnkey solution. We believe that we are unique in that we are able to round out the complete service product offerings to our target audience and deliver a high-quality service at an affordable price.

To date we have performed aerial imaging video and data analytic jobs including condos, hotels, single family homes, quarries, 3,000 acre wetland, construction sites, roof inspections, insurance inspections, shopping malls, design renderings, lifestyle, events, yachts on the move, infomercials, and virtual tours. And the potential list is endless.

At the end of the day, clients are looking for solutions and that is what we provide. A high quality end-to-end complex and sophisticated drone technology solution at an affordable price. We consider ourselves a "drone technology solution and professional full service company".

Fly With VolAero into The Future





Drone Thermal Inspection

In April we performed our first full envelope building drone thermal inspection on a Bank of America building. First of its kind in Miami.

VolAero Drones becomes a reality.

We incorporated the Company in May 2016 and started executing on a business plan.



VolAero starts flying missions.

In January starting out with zero customers and zero revenues we gained our first client and starting rolling our business.



Environmental Symposium

VolAero started it's first of a series of potential client symposiums, for the Environmental industry



Star Quarries - Volumetrics

VolAero chosen to perform a drone volumetrics measurement on 400 acres quarry with over 50 mounds.



VolAero wins State Government Contract

VolAero given task to perform a 3,000 acre wetland vegetation survey to help combat exotic invasive plant. 1st of its kind in Florida & largest acreage survey by drone.

May 2016 · September 2016 · January 2017 · January 2017 · February 2017 · March 2017 · April 2017 · May 2017 · June 2017 · July 2017 · August 2017 · 2020



VolAero opens its first base of operations

Volaero opens location in Miami and starts hiring the team and getting equipped.



Archer Western Drone Hwy I395 Construction Rendering

VolAero assisted with specific drone imagery that was fused with architectural renderings to create future Hwy look. AW successfully won the bid.



Wetland Survey - Everglades

In March we gained our first Fortune 500 type client and performed a 1,000 acre aerial vegetation survey.



Acqualina Resort Maretking Video

VolAero wins bid and is chosen as the best drone company to create a marketing video for Acqualina, one of the top 5 Hotel & Spa Resorts in the Miami area.



Python tracking in Everglades using Drones

VolAero teams with up with the #1 Snake Hunter in Florida, Bill Booth, to track pythons in the Everglades using drones and thermal technology.



VolAero complete National Ro out Plan

VolAero rounds out its USA footprint and becomes one the largest Professional Drone Service Companies in North America. (ANTICIPATED)

Meet the Founder

Charles Zwebner

CEO / Director

Founder, CEO, & Director of VolAero Drones since May, 2016, Charles Zwebner is an entrepreneur and early stage visionary with over 25 years of experience in the telecommunications and technology sectors. He has the ability to identify opportunities and build successful businesses from startups to maturity. His strategic skill sets of product development, business and marketing strategy, and corporate building and leadership, earned him the Ernst & Yonge 2006 Canadian Entrepreneurship Award-of-the-Year in the Technology Sector. Founder and former President, CEO and Chairman of the Board for Yak Communications, Inc. (NASD:YAKC), leading the company to 800,000 customers, making it the largest alternative long-distance provider in Canada. Yak Communications afforded early stage investors a 20X return. Part 107 Remote Pilot in Command Certified, and also a Solo Pilot single engine aircraft. Charles Zwebner is an Investor Member of the Miami-Dade Beacon Council Aviation Committee, and part of the lead team for the Drone Subcommittee for economic development and job growth in Miami-Dade. Charles is also President and CEO of Cipher Alliance, a global Business Process Outsourcing (BPO) and Call Center services organization headquartered in Miami, Florida, since May of 2014.

And the Rest of the Team



Jeff Fidelin

Chief Drone Pilot & Imagery Specialist

Jeff has over 10 years of experience in film and video production and a video producer with three (3) features films. Jeff has produced over 50 3D stereo videos for Sony Europe consumer Founder and CEO of three (3) video production companies in France and in the Caribbean. Over 600 UAV flying hours and a Certified drone pilot in the USA and France. Jeff has an Engineering degree in environmental science. Part 107 Remote Pilot in Command Certified



Lazara Valmana

Operations Manager

Has over 25 years of telecommunication and technology experience. Currently, she oversees the development and implementation of projects to be serviced by the Call Center in multiple levels. She is a believer in the partnership approach, with an emphasis on customer service and maintains a close relation with our customers and business partners.



Pietro Taballione

Environmental Scientist-Engineering Consultant

Over 10 years of environmental expertise Specialized in NEPA/PD&E documentation, environmental permitting, construction compliance and contamination assessment Experienced in performing ecological surveys, mitigation monitoring and dune restoration projects. B.S., Environmental Science, University of L'Aquila, Italy M.A. Environmental Affairs and Policy from the University of Miami Section 333 Approved UAV Services Company



Bart Bruni

Master Certified Thermographer

Director of Bruni Infrared and one of 21 Master Certified Thermographers in the World. Certified Instructor at Miami Dade College for the Infraspection Institute Level 1 & 11 infrared certification courses Over 3 decades in industry consult providing research data for Infraspection, Institute, United Infrared, Flir Training Center ITC, as well as the pest and termite industry with international chemical companies.



Gigi Santana

Client Relations Manager

Gigi's background includes over 20 years in Call Center Management in Inbound and Outbound Sales Specialized in Telecommunications, Office Products and Call Centers Strong background in Management and Customer Relations Currently working toward her Bachelors in Science at Florida National University



Brian Liem

Service Specialist & Drone Pilot

Brian is highly experienced in repairs, assembly, bench test, and aintenance of multiple UAV's both multi-rotor and fixed wings. He has a strong background in inspecting, checking, building, testing and recommending improvements for multi-rotor and fixed wing products. Thorough passionate individual with very high technical knowledge and background Over 150 UAV flying hours Part 107 Remote Pilot in Command Certified



Pablo Gonzalez

GIS Specialist

Specialized in Spatial Data Analysis and Remote Sensing. Skilled in Cartographic principles and design Strong use of open source software to create a custom enterprise GIS database. Responsible for processing photogrammetry analysis and mapping applications for individual projects including environmental preservation, forestry, volumetric analysis and 3D modeling B.S., Geography, The Florida State University

Offering Summary

Maximum 400,000 shares of common shares ($400,000)

Minimum 10,000 shares of common shares ($10,000)

Company	Volaero UAV & Drones Holdings Corp.
Corporate Address	14530 Biscayne Blvd, Miami, FL 33181
Description of Business	A Professional Drone Service company with cutting edge Imagery and Data Technologies that provide our Clients with integrated end-to-end solutions.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$1.00/share
Minimum Investment Amount (per investor)	$200.00

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Video 1. VolAero Corporate Video

00:06 most people see drones as a tool to take 00:09 nice pictures and fancy videos from the 00:11 sky we see them as flying robots that 00:14 help us get a better perspective of our 00:16 environment what we do at Volaero is 00:19 provide consulting engineering piloting 00:22 imaging and data analytics for our 00:24 customers we provide end-to-end 00:26 solutions using cutting-edge drone 00:28 technologies although we need the right 00:32 drone for the job the drone is just a 00:34 tool to collect the information drones 00:37 have an enormous capacity to quickly and 00:39 efficiently capture data but what is 00:42 critical is how we analyze it we 00:45 understand that our clients know their 00:48 business better than we do what we do is 00:50 sit with us to understand their needs 00:52 and how we can address them with drones 00:54 how can we lower their cost how can we 00:57 increase our safety and most of all how 00:59 can we deliver information to them that 01:02 helps them make decisions better faster 01:04 and with more accuracy whether it is 01:09 taking beautiful images and videos of 01:11 real estate or inspecting buildings 01:13 bridges or mapping a golf course 01:15 Volaero provides experts that understand 01:17 our client's challenges and provides the 01:20 best solutions with the correct drone 01:22 software analysis tools and a delivery 01:25 of understandable information the 01:28 versatility provided by drone technology 01:31 allows us to go places we could never 01:33 get to before with a precision not 01:35 possible by man or traditional aircraft 01:38 not only does this keep us safer by 01:40 using robots in dangerous situations 01:42 instead of manual labor but it also uses 01:45 a medium that is significantly less 01:47 costly than helicopters and airplanes 01:50 combining this technology with VolAero 01:52 expertise and safety standards allows us 01:55 to provide our clients with lower cost 01:57 solutions and safer execution 02:01 [Music] 02:03 drones are now part of our national 02:06 airspace understanding how to coexist 02:08 with manned aircraft is critical to 02:10 operating safely as the skies become 02:12 more crowded safety is a priority 02:14 importance in our company the key 02:17 competency of Volaero educational 02:20 training programs both internal and 02:22 external 02:23 this new industry needs standardized 02:26 practices there is an immense knowledge 02:28 best practices emergency procedures and 02:31 continuous improvement of technology 02:33 that needs to be constantly embraced and 02:36 implemented our involvement in the wider 02:40 community will help create a safer 02:42 airspace as drones continue to be 02:44 commercially deployed in the United 02:46 States and worldwide our clients have 02:51 Volaero 02:52 as their one source of drone services 02:54 including professional piloting 02:56 consulting training with full service 02:59 and support whether it's assisting our 03:04 clients with developing their own 03:05 internal drone and piloting program for 03:08 offering our services in real estate 03:10 imagery construction and utility 03:12 inspections 3d mapping and surveying or 03:15 agriculture analysis we deliver results 03:17 faster better and at a lower cost so our 03:21 clients can make the best decisions for 03:23 their unique business challenges

Video 2. Drone Laser Imaging (Lidar) inspections

Volaero performing inspection of a Carrier's 4G Cell Tower using an DJI M600 drone with Geodetics Lidar & IMU technology

Video 3. Thermal Building inspection Using Drone

Volaero performing a full envelope - roof and facade - thermal inspection of a Bank of America office building in Aventura, Florida

Video 4. Drone Stockpile Measurement - Volumetrics

Volaero performing stockpile measurements using a drone for over 50 stockpiles in Star Quarries' rock mines in Loxahatchee, Florida

Video 5. Ocean Club Resort - Lifestyle Marketing Video

Video produced by Volaero, including the photography, videography, aerial imagery, and video editing, for Brown, Harris, Stevens on the Ocean Club Resort in Key Biscayne, Florida for lifestyle marketing purposes

Video 6. Acqaulina Resort Miami

Video produced by Volaero, including the aerial imagery, videography, and video editing for the Acqualina resort for promotional purposes

Video 7. Thermal Drone Tracking Pythons - Everglades

Volaero teaming up with Bill Booth, an outsdoorman and the #1 python snake hunter in Florida, and Bart Bruni Certified Master Thermographer to track pythons in the Everglades using drones and thermal cameras and prove out the latest technology.

Video 8. Wetland Aerial Survey - Everglades

Volaero performing a 2D terrain map and vegetation survey of a 1,000 acre wetland in the Loxahatchee basin in Florida for Tetra Tech to better monitor and manage the wetland using drone technology.

Video 9. Using Drones - Environmental Purposes

Volaero describing the use of drones for various environmental uses and applications

Video 10. Real Estate Marketing - Doll House Integration

Volaero performing a Real Estate Marketing video for a condominium using a Matterport camera for the purposes of creating floor plans and interior 3D modelling (Doll House)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORAATE DOCUMENTS

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF VOLAERO UAV & DRONES HOLDING CORP.

Pursuant to Section 607.1003 of the Florida Business Corporation Act, Volaero UAV & Drones Holding Corp., a Florida corporation, incorporated May 25, 2016, hereby adopts the following Amended and Restated Articles of Incorporation:

ARTICLE I
Name

The name of the corporation is Volaero UAV & Drones Holding Corp.

ARTICLE II
Present Principal Office and Mailing Address

The corporation's present principal office and mailing address is 4301 Collins Ave., #203, Miami Beach, Florida 33140

ARTICLE III
Shares

The corporation shall have authority to issue 10,000,000 common shares, $0.0001 par value per share.

ARTICLE IV
Registered Agent and Office

The street address of its present registered office is: 4301 Collins Ave., #203, Miami Beach, Florida 33140, and the name of its present registered agent at that address is Charles Zwebner.

ARTICLE V
Purpose

The purpose of this Corporation is to engage in any activities or business permitted under the Laws of the United States and Florida.

ARTICLE VI
BOARD OF DIRECTORS

The Corporation shall be governed by a Board of Directors. The number of directors may be increased or decreased from time to time by vote of the Board of Directors, but in no case shall the number of directors be less than one nor more than nine. The name and address of the director constituting the current Board of Directors is:

Name	Address
Charles Zwebner	4301 Collins Ave. #203 Miami, Beach, Florida 33140

ARTICLE VII
Indemnification

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Florida Business Corporation Act.

The corporation shall indemnify to the full extent permitted by law any person who is made, or is threatened to be made, a party to any action suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that he or she is or was a director or officer of the corporation or serves or served any other enterprises at the request of the corporation. If the Florida Business Corporation Act is amended after the filing of these Articles of Incorporation of which this Article VII is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Florida Business Corporation Act as so amended.

Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE VIII
Perpetual Existence

The corporation shall have perpetual existence.

ARTICLE IX
Adoption

The Amended and Restated Articles of Incorporation of Volaero UAV & Drones Holding Corp. were adopted by both the Board of Directors and the shareholders of the corporation on June __, 2017. The number of votes cast for the Amended and Restated Articles of Incorporation was sufficient for its approval. The amendments contained herein do not provide for an exchange, reclassification, or cancellation of issued shares, as no shares had been issued to date.

The undersigned has signed these Amended and Restated Articles of Incorporation as of this 6 day of June, 2017.

Volaero UAV & Drones Holding Corp.

By: ______________________________

Charles Zwebner, President